United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Moody’s Local Brasil ratify Vale’s AAA.br rating Rio de Janeiro, April 10, 2026 – Further to the report released on March 31, 20261 by Moody’s Local BR Agência de Classificação de Risco Ltda. (“Moody’s Local Brasil”), which reviewed the corporate rating (CFR) of Vale S.A. (“Company”), the Company announces that the English version of the aforementioned report is available. Marcelo Feriozzi Bacci Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Available here. Brazil Free Translation by AI CONTACTS Alain Nicolau Associate Director – Credit Analyst ML Leader Analyst alain.nicolau@moodys.com Patricia Maniero Director – Credit Analyst ML Rating Committee President patricia.maniero@moodys.com Thais Cordeiro Associate Credit Analyst ML thais.cordeiro@moodys.com CUSTOMER SERVICE Brazil +55.11.3043.7300 RATING ACTION NOTICE Moody’s Local Brazil affirms AAA.br ratings for Vale; stable outlook RATING ACTION São Paulo, March 31, 2026 Moody’s Local BR Agência de Classificação de Risco Ltda. (“Moody’s Local Brasil”) announced today the affirmation of Vale S.A.’s (“Vale,” “Company,” or “Enterprise”) Corporate Rating (“CFR”) AAA.br. The outlook remains stable. At the same time, the AAA.br ratings of the 8th, 10th, and 11th Debenture Issuances, were also affirmed, with no real guarantee. The rating action(s) are detailed below: Issuer | Instrument Current Rating Current Perspective Previous Rating Previous Perspective Vale S.A. Corporate Rating (CFR) AAA.br AAA.br Stable 8th Debenture Issue – 4th Series AAA.br -- AAA.br -- 10th Debenture Issue – 1st Series AAA.br -- AAA.br -- 10th Debenture Issue – 2nd Series AAA.br -- AAA.br -- 10th Debenture Issue – 3rd Series AAA.br -- AAA.br -- 11th Debenture Issue – 1st Series AAA.br -- AAA.br -- 11th Debenture Issue – 2nd Series AAA.br -- AAA.br -- 11th Debenture Issue – 3rd Series AAA.br -- AAA.br -- Brazil Free Translation by AI Fundamentals of the Rating(s) Summary The affirmation of the ratings associated with Vale reflects its scale as one of the world’s largest iron ore mining companies, with significant operations in energy transition metals (copper and nickel). Its competitive position is extremely strong, being situated at the beginning of the sector’s cost curve. The rating also incorporates the geographic diversification of assets, clients, and various commodities. The robustness of Vale’s business model is evident in its credit metrics, notably its low leverage, high interest coverage, and strong cash generation. Additionally, the Company maintains a conservative and proactive financial policy with extremely robust liquidity, which helps mitigate exposure to commodity market volatility and sector risks. We note that the Mariana definitive agreement has significantly reduced uncertainties regarding cash outflows for reparations. However, litigation in London and Amsterdam may result in incremental cash outflows in the short or medium term, but without substantially affecting the Company’s liquidity, given the existing provisions and the agreement reached in Brazil. Robust business profile: Vale holds a unique competitive position as the world’s largest iron ore producer, with approximately 20% share in the transoceanic iron ore market. Furthermore, the Company is the largest producer of agglomerates (pellets), the sixth largest producer of nickel, and possesses the world’s 11th largest copper reserve. The cash cost (C1) of the iron ore unit remains privileged, reaching US$ 21.3 per ton (t) in 2025. In the medium term, with the production ramp-up in Capanema and Vargem Grande, we project that Vale will be able to expand production and gain operational flexibility, while keeping costs under control. The Company remains focused on expanding its base metals division, particularly increasing copper production. Even with revenue and EBITDA concentration in the Iron Ore Solutions unit, we emphasize that its export profile to a wide range of clients, its production distributed across three systems with integrated logistics, and exposure to energy transition metals are important business diversification factors. Based on 2025 results, base metals achieved their highest relative share in consolidated results since 2019, accounting for 22% of net revenue and 20% of EBITDA (considering only the results of both segments). Revenue and margin maintenance, with significant improvement in base metals offsetting iron ore: Vale ended 2025 with revenue of US$ 38.4 billion, similar to the level reached in 2024, US$ 38.1 billion. Adjusted EBITDA (includes adjusted financial income and excludes asset write-offs and reversal of recoverable value) showed the same behavior, rising 1.4% to US$ 13.8 billion, compared to US$ 13.6 billion in the same period last year. In this scenario, adjusted EBITDA margin improved marginally, reaching 36% in 2025, up from 35.7% in 2024. This performance reflects the balance between the results of the two business units. In Iron Ore Solutions, production maintained a growth trajectory, reaching 336 million tons (+2.5%), in line with the guidance for the year, while sales followed this trend, totaling 314 million tons. Additionally, reference iron ore prices remained high, around US$ 100/t. On the other hand, Vale continued its portfolio optimization strategy, such as offering a medium-grade product (Carajás Mid Grade) instead of other higher-grade varieties like pellets, which resulted in a lower realized price compared to 2024. Meanwhile, cash and all-in costs decreased by about 2% each year, reaching US$ 21.3/t. The result of Vale Base Metals (“VBM”), responsible for the Base Metals unit, was very positive, with a 28% growth in net revenue, totaling US$ 8.2 billion in 2025, up from US$ 6.6 billion in 2024. This performance was supported by more favorable prices for copper and precious metals, as well as increased production and sales volumes of copper and nickel, consistent with the strategy to increase portfolio diversification. Copper production reached 382 kt, the highest level since 2018, while nickel production grew 11%, reaching 177 kt, the highest since 2022. Sales volumes evolved in line with production. Additionally, realized copper prices were 11% higher than those observed in 2024, contributing to the positive result of the unit. At the same time, as a result of operational improvements and the appreciation of copper prices and its by-products, allin costs were in line with the Company’s guidance, at US$ 603/t for copper and US$ 12,158/t for nickel. Brazil Free Translation by AI Prospectively, we expect the behavior observed in 2025 to continue, with base metals compensating for the decline in iron ore prices, resulting in stable results, with adjusted EBITDA between US$ 15 and US$ 18 billion. Robust cash generation even during a strong investment cycle and additional cash outflows: The positive operational scenario has enabled recurring strong cash generation. In 2025, operational cash generation (CFO; includes interest and taxes paid) was US$ 9.1 billion, compared to US$ 9.5 billion in 2024. Vale disbursed US$ 5.5 billion in capex during the year, after investing US$ 6 billion in 2024. Investments were directed toward expanding production across all segments, but will increasingly be allocated to the copper division in the coming years, aiming for a production of 700 thousand tons per year by 2035. Free cash flow (FCF; CFO after adjusted investment and dividends) was negative US$ 627 million in 2025, compared to a burn of US$ 1.1 billion in 2024, supported by the reduction in total dividends paid. We highlight that Vale increased its provision by US$ 449 million regarding new developments in the United Kingdom lawsuit related to the Fundão dam breach at Samarco (joint venture between Vale and BHP Billiton Brasil Ltda.). At the same time, the guarantee amounts in the Netherlands lawsuit were reduced by US$ 206 million due to the adherence of three municipalities to the definitive agreement signed in Brazil. These litigations may result in additional cash outflows in the short and medium term, but we consider that the impacts should not be material to Vale’s robust liquidity. In the medium term, we expect the maintenance of robust CFO, around US$ 10 to US$ 13 billion per year. Free cash flow should become positive with the normalization of working capital and the reduction in investments to about US$ 5.5 billion— from an annual average of US$ 6 billion over the last four years. Very low leverage and exceptional interest coverage: Vale has maintained strong credit metrics. In 2025, the Company reported adjusted gross leverage (gross debt / EBITDA) of 1.4x, compared to an average of 0.8x over the past five years. At the same time, adjusted interest coverage (EBIT / financial expenses) remains high, at 8.2x in December 2025 compared to 9.0x in 2024 and 13.3x in 2023. Gross debt increased by US$ 3.7 billion compared to 2024, but most of the funds remained in cash, so net leverage was not significantly altered. The Company continues to meet its expanded indebtedness guidance of US$ 10 to US$ 20 billion, which includes contingent liabilities from Mariana and Brumadinho. Over the next 12 to 18 months, despite the increase in gross indebtedness, we project adjusted gross leverage between 1.0x and 1.5x and comfortable interest coverage above 10.0x. Liquidity and indebtedness: Vale has a stable and conservative financial policy, which includes maintaining extremely strong liquidity. In December 2025, its short-term cash position was R$ 5.6 billion, compared to adjusted short-term gross debt of R$ 684 million. Total cash is sufficient to cover slightly more than five years of maturities. Additionally, as an additional source of liquidity, the Company has two revolving credit lines totaling US$ 5.0 billion, of which US$ 3.0 billion mature in 2029 and US$ 2.0 billion in 2030, with US$ 1.5 billion available for use by Vale and Vale International S.A. and US$ 0.5 billion for VBM. In the same period, adjusted gross debt totaled R$ 19.4 billion, with US$ 18.1 billion in financial debt (93%), US$ 668 million in leases (3%), US$ 236 million in pension plans (1%), and US$ 373 million in subordinated securities. It is worth noting that the documentation for some financial obligations, totaling US$ 2.6 billion, requires compliance with the following restrictive financial covenants, which are assessed annually: (i) debt must not exceed 4.5x adjusted EBITDA; and (ii) adjusted EBITDA must not be less than 2.0x interest expenses. The Company has distributed significant recurring dividends according to its policy of distributing 30% of EBITDA minus maintenance investments, in addition to extraordinary distributions—US$ 1.0 billion in 2026—and share repurchases. We understand that robust and recurring cash generation and comfortable liquidity support its dividend policy without pressuring its retained cash flow metrics (RCF; FFO after dividend payments). Prospectively, we expect Vale will also maintain its robust liquidity position and distribute dividends prudently. Debt issuance assessment: The ratings of the 8th, 10th, and 11th Unsecured Debenture Issues of Vale, evaluated by Moody’s Local Brasil, are consistent with its Corporate Rating. Brazil Free Translation by AI Outlook for the Rating(s) The stable outlook for the Corporate Rating reflects our expectation that Vale will maintain its financial flexibility, with strong credit metrics, extremely robust liquidity profile, and prudent capital allocation. The stable outlook also incorporates our expectation that the Company will continue to advance in decharacterizing upstream tailings dams, and that there will be no further impact on credit metrics resulting from the Brumadinho and Mariana accidents. Factors That Could Lead to an Upgrade or Downgrade of the Rating(s) Vale’s ratings are at the highest level of the scale and therefore cannot be upgraded. Vale’s ratings may be downgraded if the final costs related to the Brumadinho disaster are significantly above the amounts already provisioned, if there is a marked deterioration in its liquidity or in environmental, social, and governance (ESG) factors. Quantitatively, there may be negative pressure on the ratings if adjusted gross leverage remains continuously above 2.5x. Issuer Profile Headquartered in Rio de Janeiro, Vale is one of the world’s largest mining and metals companies, and a leader in iron ore, iron ore pellets, and nickel production. Its main mining assets are located in Brazil, Canada, and Indonesia. The Company operates integrated logistics systems with its national and international operations, including railways, maritime terminals, and ports. Although it is highly diversified in terms of product and geography, iron ore from its Brazilian operations exported to China is its primary source of revenue and cash flow. In 2025, the Company generated US$ 38.4 billion in net revenue (of which 83% represents revenue generated by ferrous minerals), US$ 13.8 billion in adjusted EBITDA, and US$ 11.5 billion in adjusted net debt. Methodology The methodology used for these ratings was: Rating Methodology for Non-Financial Companies – (Jul 22, 2025). Visit the methodologies section at https://moodyslocal.com.br/relatorios/metodologias-estruturas-analiticas-de-avaliacao/ to consult it. Other Regulatory Disclosures Requested rating This Rating Action Report is a Credit Risk Rating Report, as provided for in Article 16 of CVM Resolution No. 9/2020, issued by Moody’s Local BR Agência de Classificação de Risco Ltda. (“Moody’s Local Brasil”). This Rating Action Report should not be considered as advertising, publicity, dissemination, or a recommendation to buy, sell, hold, or trade the instruments subject to this rating(s). To assign and monitor its ratings, the main source of information used by Moody’s Local Brasil is the issuer itself, and its agents and legal and financial advisors. Such information includes periodic financial statements, financial projections, management analysis reports and similar documents, issuance prospectuses, and commercial, corporate, legal, and financial structuring documents and contracts. In specific situations, to complement information received from the issuer, its agents, and advisors, Moody’s Local Brasil may use public domain information, including information published by regulators, industry associations, research institutes, sector agents or government, and public agencies and entities. Consult the “List of Public Information Sources” at www.moodyslocal.com/country/br/regulatory-disclosures. Moody’s Local Brasil takes all necessary measures to ensure that the information used in assigning ratings is of sufficient quality and comes from sources that Moody’s Local Brasil considers reliable, including third-party sources when appropriate. However, Moody’s Local Brasil does not perform auditing services and cannot, in all cases, independently verify or confirm the information received in the rating processes. Moody’s Local Brasil reserves the right to withdraw the rating(s) when, in its Brazil Free Translation by AI opinion, (i) the information available for assigning the rating(s) is incorrect, insufficient, or inadequate for assessing the credit quality of the issuer(s) or issue(s), whether in terms of factual accuracy, quantity and/or quality; and/or (ii) when it is unlikely that such information will remain available to Moody’s Local Brasil in the near future. issuer(s) or issue(s), whether in terms of factual accuracy, quantity and/or quality; and/or (ii) when it is unlikely that such information will remain available to Moody’s Local Brasil in the near future. The rating(s) was(were) disclosed to the rated entity(ies) or its designated agent(s) prior to its publication or distribution, and assigned without changes resulting from that disclosure. Access the Moody’s Local Brasil Reference Form, available at www.moodyslocal.com/country/br/regulatory-disclosures, to consult the circumstances that, in the opinion of Moody’s Local Brasil, may generate real or potential conflicts of interest, or the perception of conflicts of interest (item 9 of the Reference Form). Moody’s Local Brasil may have provided Other Permitted Service(s) to the rated entity(ies) in the 12 months preceding this Rating Action. Consult the report "List of Auxiliary Services and Other Permitted Services Provided by Moody’s Local BR Agência de Classificação de Risco Ltda.” at www.moodyslocal.com/country/br/regulatory-disclosures for more information. Some entities rated by Moody’s Local Brasil have had or currently have ratings assigned and/or monitored by other rating agencies considered related parties to Moody’s Local Brasil in the 12 months preceding this Rating Action. Consult the report "Services Provided to Entities with Ratings Assigned by Related Parties to Moody’s Local BR Agência de Classificação de Risco Ltda.” at www.moodyslocal.com/country/br/regulatory-disclosures for more information regarding any services provided to the rated entity(ies). The dates of initial rating assignment and the last Rating Action are indicated in the table below: Vale S.A. Initial Rating Assignment Data Date of Last Rating Action Corporate Rating (CFR) 29/06/2021 01/04/2025 8th Debenture Issue – 4th Series 29/06/2021 01/04/2025 10th Debenture Issue – 1st Series 17/10/2024 01/04/2025 10th Debenture Issue – 2nd Series 17/10/2024 01/04/2025 10th Debenture Issue – 3rd Series 17/10/2024 01/04/2025 11th Debenture Issue – 1st Series 23/05/2025 23/05/2025 11th Debenture Issue – 2nd Series 23/05/2025 23/05/2025 11th Debenture Issue – 3rd Series 23/05/2025 23/05/2025 Moody's Local Brasil ratings are subject to ongoing monitoring. 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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 10, 2026		Director of Investor Relations